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FORM 4                                                                                                         OMB APPROVAL
------                       UNITED STATES SECURITIES AND EXCHANGE COMMISSION                           OMB Number        3235-0287
                                         WASHINGTON, D.C. 20549                                         Expires: September 30, 1998
                                                                                                        Estimated average burden
                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                             hours per response......0.5
[X] Check this box if no                                                                              -----------------------------
    longer subject to         Filed pursuant to Section 16(a) of the Securities
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the
    or Form 5 obligations         Public Utility Holding Company Act of 1935
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940

(Print or Type Responses)
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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Persons
    Burkle        Ronald               W.        Smith's Food & Drug Centers, Inc. (SFD)          to Issuer (Check all applicable)
---------------------------------------------  ----------------------------------------------    X  Director       X 10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
   10000 Santa Monica Boulevard, Fifth Floor      Number of Reporting        Month/Year          X  Officer (give    Other (Specify
---------------------------------------------     Person (Voluntary)        September 1997      ----        title ---       below)
                 (Street)                                                 ------------------                below)
   Los Angeles    California         90067                                5. If Amendment,
---------------------------------------------                                Date of Original       --------------------------------
  (City)           (State)           (Zip)                                   (Month/Year)
                                                                                             7. Individual or Joint/Group Filing
                                                                          ------------------    (Check applicable line)
                                                                                                      Form filed by one
                                                                                                ----  Reporting Person
                                                                                                      Form filed by more than
                                                                                                ----  one Reporting Person
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                         TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/   ---------------------------------------                            Indirect       Owner-
                                   Year)  Code    V      Amount   (A) or    Price                            (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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  Class B Common Stock, par       9/9/97  J(1)(6)       200,000      D       (6)               -0-              I       By The
  value $.01 per share                      (7)                                                                         Yucaipa
                                                                                                                        Companies
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  Class B Common Stock, par       9/9/97  J(2)(6)     1,340,772      D       (6)               -0-              I       By Yucaipa
  value $.01 per share                      (7)                                                                         SSV Part-
                                                                                                                        ners, L.P.
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  Class B Common Stock, par       9/9/97  J(3)(6)       300,667      D       (6)               -0-              I       By Yucaipa
  value $.01 per share                      (7)                                                                         Smitty's
                                                                                                                        Partners,
                                                                                                                        L.P.
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  Class B Common Stock, par       9/9/97  J(4)(6)       136,793      D       (6)               -0-              I       By Yucaipa
  value $.01 per share                      (7)                                                                         Smitty's
                                                                                                                        Partners,
                                                                                                                        II, L.P.
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  Class B Common Stock, par       9/9/97  J(5)(6)       273,582      D       (6)               -0-              I       By Yucaipa
  value $.01 per share                      (7)                                                                         Arizona
                                                                                                                        Partners,
                                                                                                                        L.P.
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                    SEC 1474 (7-96)
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FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of       2. Conver-   3. Trans-  4. Trans-     5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Derivative        sion or      action     action        Derivative       cisable and     of Underlying         of
   Security          Exercise     Date       Code          Securities Ac-   Expiration      Securities            Deriv-
   (Instr. 3)        Price of     (Month/    (Instr. 8)    quired (A) or    Date            (Instr. 3 and 4)      ative
                     Deriv-       Day/                     Disposed of (D)  (Month/Day/                           Secur-
                     ative        Year)                    (Instr. 3, 4,    Year)                                 ity
                     Security                              and 5)                                                 (Instr. 5)
                                                                   -----------------------------------------------
                                                                   Date        Expira-                   Amount or
                                   --------------------------      Exer-       tion      Title           Number of
                                   Code  V     (A)     (D)         cisable     Date                      Shares
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Warrant              $50          9/9/97      J(8)      1,842,555  5/23/96     (8)      Class C Common    1,842,555   (8)
                                                                                        Stock, par value
                                                                                        $.01 per share
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
                             9. Number of           10. Ownership               11. Nature of
                                Derivative              Form of                     Indirect
                                Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

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                                   -0-                        I                By the Yucaipa Companies
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Explanation of Responses:

(1) Exchanged for 210,660 shares of common stock of Fred Meyer, Inc. pursuant to the business combination transaction between
    Smith's Food & Drug Centers, Inc. and Fred Meyer, Inc. (the "Merger").

(2) Exchanged for 1,407,810 shares of common stock of Fred Meyer, Inc. pursuant to the Merger.

(3) Exchanged for 315,700 shares of common stock of Fred Meyer, Inc. pursuant to the Merger.

(4) Exchanged for 143,632 shares of common stock of Fred Meyer, Inc. pursuant to the Merger.

(5) Exchanged for 287,261 shares of common stock of Fred Meyer, Inc. pursuant to the Merger.

(6) On September 9, 1997, the closing price of the common stock of Fred Meyer, Inc. on the New York Stock Exchange was $56.56.

(7) The reporting person is a general partner of The Yucaipa Companies which is the general partner of Yucaipa SSV Partners, L.P.,
    Yucaipa Smitty's Partners, L.P., Yucaipa Smitty's Partners II, L.P. and Yucaipa Arizona Partners, L.P. The reporting person disclaims beneficial ownership of these securities (except to the extent of the reporting person's pecuniary interest therein)
    and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.

(8) Exchanged for a warrant to purchase an aggregate of 1,934,683 shares of common stock of Fred Meyer, Inc. at an exercise price of $47.62 per share pursuant to the Merger. One-half of the warrants are exercisable on or prior to May 23, 2000, and one-half of the warrants are exercisable on or prior to May 23, 2001.

                                                                                   /s/ Ronald W. Burkle             October 10, 1997
                                                                                       -------------------------    ----------------
                                                                                  **Signature of Reporting Person         Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.

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If space is sufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of
information contained in this form are not required to                    Page 2
respond unless the form displays a currently valid OMB Number.   SEC 1474 (7-96)